UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A. ANNOUNCES THE ASSIGNMENT TO, AND ASSUMPTION BY, BANCOLOMBIA S.A. OF ALL THE ASSETS, CONTRACTS AND LIABILITIES OF FACTORING BANCOLOMBIA S.A.

Medellín, Colombia, October 15, 2014

Bancolombia S.A. (“Bancolombia”) announces that, as authorized by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) pursuant to resolution N° 1464 issued on August 26, 2014, Factoring Bancolombia S.A. Finance Company (“Factoring Bancolombia”) completed yesterday the transfer of all of its assets, contracts, and liabilities to its parent company, Bancolombia (the “Transaction”),.

Pursuant to the Transaction, Factoring Bancolombia assigned to Bancolombia assets and contracts with an aggregate value of COP$ 855,831million and Bancolombia assumed liabilities of Factoring Bancolombia with an aggregate value of COP$ 768,791 million. The difference between the value of the assets and contracts assigned and the value of the liabilities assumed, in a total amount of COP$87,039 million, will be paid by Bancolombia to Factoring Bancolombia in cash, on or before October 30, 2014.

Also pursuant to the Transaction, Factoring Bancolombia assigned to Bancolombia the “Factoring Bancolombia” trademark, which will hereafter be used to identify a division of Bancolombia.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 15, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance